Exhibit 99.1

April 13, 2007

FOUR SEASONS RECEIVES COURT APPROVAL OF
PLAN OF ARRANGEMENT

Toronto, Canada -- Four Seasons Hotels Inc. (TSX Symbol “FSH”; NYSE Symbol “FS”) announced today that the Ontario Superior Court of Justice has issued a final order approving the plan of arrangement pursuant to which Four Seasons will be taken private by affiliates of Cascade Investment, L.L.C. (an entity owned by William H. Gates III), Kingdom Hotels International (a company owned by a trust created by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud for the benefit of His Royal Highness Prince Alwaleed and his family) and Isadore Sharp. Under the terms of the transaction, which remains subject to the satisfaction or waiver of conditions specified in the acquisition agreement (including Ministerial approval under the Investment Canada Act), holders of Limited Voting Shares will receive US$82.00 cash per share.

The Company anticipates that the transaction will be completed early in the second quarter of 2007.

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Contact:
John Davison	Barbara Henderson
Chief Financial Officer	Senior Vice President, Corporate Finance
(416) 441-6714	(416) 441-4408

This news release contains “forward-looking statements” within the meaning of applicable securities laws relating to the proposal to take Four Seasons Hotels Inc. private, including statements regarding the terms and conditions of the proposed transaction. Readers are cautioned not to place undue reliance on forward-looking statements. Actual results and developments may differ materially from those contemplated by these statements depending on, among other things, the risks that the parties will not proceed with a transaction, that the ultimate terms of the transaction will differ from those that currently are contemplated, and that the transaction will not be successfully completed for any reason (including the failure to obtain the required approvals or clearances from regulatory authorities). The statements in this news release are made as of the date of this release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Four Seasons, its financial or operating results or its securities or any of the properties that we manage or in which we may have an interest.

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